Oxiana
LIMITED

06013320

1 May 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Oxiana Limited: File No. 082-34931

Enclosed are copies of announcements released on the Australian Stock Exchange from 1 April 2006 – 30 April 2006, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours faithfully

Nathan Hughes-Johnson
Assistant Company Secretary

Enclosures

Oxiana
LIMITED

28 April 2006

Manager Companies
Australian Stock Exchange Limited
Level 3
530 Collins Street
MELBOURNE 3000

Dear Sir,

RE: DIVIDEND REINVESTMENT PLAN - PRICING

Oxiana Limited advises that participants in the Oxiana Dividend Reinvestment Plan (DRP) will be allotted shares under the DRP at the price of $3.276 each, inclusive of a discount of 2.5%

Yours faithfully,

David J. Forsyth
Company Secretary

Oxiana
LIMITED

26 April 2006

Manager, Companies
Australian Stock Exchange Limited
Level 3
530 Collins Street
Melbourne Vic 3000

Dear Sir,

Re: Oxiana Limited Executive Option Plan

This is to advise that a staff grant of one million options has been made pursuant to the Company's approved Executive Option Plan.

The exercise price for each option is $4.65.

The options have an expiry date of 24 April 2011.

The options will vest on 24 July 2006 following satisfactory completion of the required probation period.

Yours faithfully,

Owen L. Hegarty
Managing Director

Oxiana Limited ABN 40 005 482 824 ASX OXR Level 9, 31 Queen Street, Melbourne Victoria 3000
Telephone: +61 3 8623 2200 Facsimile: +61 3 8623 2222 admin@oxiana.com.au www.oxiana.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Oxiana Limited
ABN	40 005 482 824

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter W. Cassidy
Date of last notice	09.05.05

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	21 April 2006
No. of securities held prior to change	1,050,000
Class	Ordinary Shares
Number acquired	nil
Number disposed	65,625
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$210,656
No. of securities held after change	984,375

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**OXIANA LIMITED**
ABN	**40 005 482 824**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Owen L. Hegarty
Date of last notice	22 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect – 1 and 2; Direct – 3 and 4
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	1. Director and Shareholder of Shimmering Bronze Pty Ltd. 2. Director of Fadden Point Pty Ltd (Eagle Super Fund Account).
Date of change	21 April 2006
No. of securities held prior to change	1) 10,487,728 3) 12,500,000 2) 4,033,496 4) 6,000,000
Class	Ordinary Shares 1), 2) and 3) Executive Share Options 4)
Number acquired	2,000,000 Executive Share Options
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	No issue price.
No. of securities held after change	35,021,224

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issued following shareholder approval on 20 April 2006.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N.A.
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Oxiana
LIMITED

21 April 2006

Manager Companies
Australian Stock Exchange Limited
Level 3
530 Collins Street
MELBOURNE, VIC 3000

Results of Annual General Meeting

Dear Sir,

We wish to advise that all resolutions considered at the Company's Annual General Meeting, which was held yesterday, were passed by the requisite majorities. No resolutions were decided on a poll. The resolutions and details on proxy voting are as follows (please note that votes cast 'For' include 'Discretionary' votes):

ORDINARY BUSINESS

2. Remuneration Report

"That the Company's Remuneration Report for the year ended 31 December 2005 be adopted."

Proxy voting details:	For:	279,427,862
	Discretionary:	3,004,299
	Against:	246,333,844
	Abstain:	16,973,654

3. Re-Election of Director

"That Mr Michael Eager, who retires in accordance with article 6.3(b) of the Company's Constitution and being eligible offers himself for re-election, be re-elected as a Director of the Company."

Proxy voting details:	For:	542,061,876
	Discretionary:	3,273,847
	Against:	35,030
	Abstain:	638,454

SPECIAL BUSINESS

4. Ratification of Convertible Bond Issue – April 2005

"That pursuant to ASX Listing Rule 7.4, the issue of Convertible Bonds as described in the attached Explanatory Memorandum, being a total of 1,050 Convertible Bonds at an issue price of US$100,000.00 per bond on 15 April 2005, convertible into fully paid ordinary shares at US$1.005 per share on the terms specified in the accompanying Explanatory Memorandum is hereby ratified."

Proxy voting details:	For:	530,767,417
	Discretionary:	3,047,659
	Against:	178,384
	Abstain:	11,789,559

5. Ratification of Share Placement to Newmont Capital – July 2005

"That pursuant to ASX Listing Rule 7.4, the allotment of 81,500,000 fully paid ordinary shares in the capital of the Company to Newmont Capital at the deemed price of 92 cents per share on 26 July 2005, be ratified."

Proxy voting details:	For:	540,131,080
	Discretionary:	3,061,084
	Against:	256,489
	Abstain:	2,347,791

6. Appointment of KPMG as Auditors

"That KPMG Chartered Accountants, having consented to act, be appointed as Auditors for the Company".

Proxy voting details:	For:	536,961,416
	Discretionary:	3,046,659
	Against:	5,022,150
	Abstain:	751,794

7. **Grant of Options to Managing Director**

"That, pursuant to ASX Listing Rule 10.14, approval be given to the grant of 2 million options over unissued ordinary shares in the capital of the Company to Mr. Owen Hegarty or his nominee, on the terms specified in the attached Explanatory Memorandum."

Proxy voting details:	For:	476,584,770
	Discretionary:	1,978,269
	Against:	63,194,966
	Abstain:	2,955,624

8. **Increase in Directors' fee pool**

"That the maximum total amount of Director's fees paid by the Company to Non-Executive Directors be increased by $400,000 to $800,000 per annum".

Proxy voting details:	For:	390,047,335
	Discretionary:	1,981,648
	Against:	18,802,657
	Abstain:	133,885,368

Yours faithfully,

David J. Forsyth
Company Secretary


Oxiana
LIMITED
Oxiana Limited
First Quarter Report
2006
Owen Hegarty Managing Director
19 April 2006

Oxiana LIMITED

Production and Costs

Sepon Gold

- 42,000 for quarter
- Around 170,000 for 2006
- Orebody remodelling
- Cash cost ~ US$350/oz



Ounces
60000
50000
40000
30000
20000
10000
0
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06

Sepon Copper

- 14,000t for quarter
- 60,000t for 2006
- Solid performance
- Cash cost ~ US65c/lb



Tonnes
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06

Golden Grove

- 40,000t Zinc
- 3,000t Copper
- 20,000oz Gold
- 930,000oz Silver
- Record production quarter
- Cash cost ~US20c/lb



Tonnes
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06

)6

Oxiana LIMITED

Markets

Gold

- Commodity and Currency
- Broken through $600



Gold Spot Price 1986 - 2006
650
600
550
500
450
400
350
300
250
200
Mar-86
Mar-88
Mar-90
Mar-92
Mar-94
Mar-96
Mar-98
Mar-00
Mar-02
Mar-04
Mar-06

Copper

- Strong overall demand
- Subdued supply
- Regional demand strength



LME Copper Spot Price 1986 - 2006
3.00
2.50
2.00
1.50
1.00
0.50
Apr-86
Apr-88
Apr-90
Apr-92
Apr-94
Apr-96
Apr-98
Apr-00
Apr-02
Apr-04
Apr-06

Zinc

- Concentrates and metal shortage
- Strong performance to continue



LME Zinc Spot Price 1986 to 2006
1.40
1.20
1.00
0.80
0.60
0.40
0.20
Mar-86
Mar-88
Mar-90
Mar-92
Mar-94
Mar-96
Mar-98
Mar-00
Mar-02
Mar-04
Mar-06



Oxiana Share Price
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06

Developments

Prominent Hill

- BFS on track
- MARP submitted
- Some early commitments made


New results from hole PH06D207
239m @ 2.02% Cu, 0.52g/t Au
Gold assays
Copper assays

Sepon Copper Expansion

- Thengkham drilling and metallurgical testwork main focus
- Target is to double capacity


Latest Results
9m @ 21.7% Cu
16m @ 13.6% Cu
29m @ 11.5% Cu
25m @ 13.28% Cu
39m at 4.02% Cu
37.8m @ 6.59% Cu
41.4% @ 7.83% Cu
Cu Soil Geochemistry
Cu ppm (Percentile)
<27
27 (30%)
62 (60%)
150 (80%)
319 (90%)
602 (95%)
1280 (98%)
2013 (99%)
Drill hole
Current resource outline

Sepon Primary Gold

- Further drilling and metallurgical testwork required
- Increased priority


Oxide mineralisation
Base of Oxidation
Primary mineralisation

A full exploration program


MYANMAR
VIETNAM
LAOS
THAILAND
CAMBODIA
Oxiana's exploration 2005
Mineral Deposits

Laos - Sepon
World Class Mineral District: 17 drills operating
Gold - >40 targets within 20km mine
Copper – multiple copper systems
Laos
Ashanti Exploration JV - Gold exploration in Nth and Central Laos gold belts
Base metals – North-west and Central Laos
Thailand
Thai Goldfields Generative JV - gold and base metals
Chatree District – two epithermal systems identified
Palitipan Project – drill ready epithermal gold targets in SE Thailand
Polymetallic base metals targets identified and being assessed
China
YGMR JV - Tangshan gold project, South-east Yunnan; being drilled
Chengdu Institute JV – Sichuan gold and base metals; 7 district scale targets being explored
Rexing JV – Southern Yunnan; high potential polymetallic base metals targets identified; 2 drills operating
Cambodia
Two projects being worked; Eastern Cambodia; target is high grade vein and large intrusive related gold systems; walk up drill targets identified
Australia
Prominent Hill - extensions of the PH deposit still being defined; 12 high potential regional Cu-Au targets being drilled
Minotaur Exploration Alliance – Iron Oxide Cu-Au generative program
Golden Grove – Focus on Scuddles – Golden Grove corridor
Woolgar – Strategic Minerals JV; QLD epithermal gold project
Warroo – QLD Gold and Minerals JV; historical mining; potentially large intrusive related gold system; exploration commencing Q2

Corporate

- AGM Tomorrow
- Dividend declared
- ADR Officially launched
- Toro successfully listed

Summary

- Strong Production Quarter
- Right metals, right time
- Priorities on
  - exploration
  - developments
  - cost efficiencies
- Excellent financial shape



Oxiana LIMITED

ANNUAL GENERAL MEETING
APRIL 2006



Copper Price


LME Copper Price from 1950
US$
0
1000
2000
3000
4000
5000
6000
7000
8000
9000
10000
11000
Dollars of the day
2006 Dollars
Jan-50
Jan-52
Jan-54
Jan-56
Jan-58
Jan-60
Jan-62
Jan-64
Jan-66
Jan-68
Jan-70
Jan-72
Jan-74
Jan-76
Jan-78
Jan-80
Jan-82
Jan-84
Jan-86
Jan-88
Jan-90
Jan-92
Jan-94
Jan-96
Jan-98
Jan-00
Jan-02
Jan-04
Jan-06



Oxiana LIMITED

Oxiana Group Financial Position

2005 Financials	A$M
Gross Revenue	426
EBITDA	182
Net Profit	80

Contribution to EBITDA


Golden Grove
Sepon gold
Sepon copper

- Cash flow strong
- Dividend initiated
- No hedging
- Present cash balance ~ $250M
- Present gearing about 30%






Oxiana LIMITED

ANNUAL GENERAL MEETING
APRIL 2006




Oxiana – value creation

Tops in the value stakes

RACING RETURNS

Equity indices returns
Local currencies


Turning point
All Ords
Topix
FTSE
S&P 500
CAC40
DAX30
Index
200
180
160
140
120
100
80
20
0
00 01 02 03 04 05

Best total shareholder returns on the ASX over 5 years

Rank	Company	Industry	5yr TSR (%pa)	1yr TSR (%)	Mkt cap ($m)
1	Oxiana	Resources	90.3	75.8	2,386
2	Macquarie Goodman	Real estate infrastructure	86.0	20.5	6,955
3	Metcash	Retail	71.5	50.2	3,353
4	Caltex Australia	Telco/utilities	60.3	84.4	5,233
5	Unitab	Media/entertainment	48.3	24.1	1,812
6	Newcrest Mining	Resources	41.9	39.7	8,061
7	Toll Holdings	Transport	41.2	10.5	4,944
8	Boral	Industrial/materials	35.9	23.7	4,747
9	Alinta	Telco/utilities	35.7	42.3	2,899
14	DCA Group	Health care	33.1	124	1,884
15	Downer EDI	Industrial/materials	32.3	25.2	2,118

1	Oxiana	Resources	90.3	75.8	2,386

Source Australian Financial Review 12/04/06


Company growth
Share Price and Market Capitalisation
$4,500.00M
$4,000.00M
$3,500.00M
$3,000.00M
$2,500.00M
$2,000.00M
$1,500.00M
$1,000.00M
$500.00M
$0.00M
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06

Shares	1,371 Million
Turnover	9m Shares/day
Market Cap	A$4.2 Billion
Index	ASX 100
Share price	A$3.07
Performance	12 mths to 31/03/06
Gold equities	↑84%
Copper equities	↑76%
Zinc equities	↑152%
Diversifieds	↑70%
OXR	↑164%

Oxiana LIMITED

Quality assets, quality people, Asia-Pacific focus



Sepon Gold and Copper Operations, Laos
Southern China
Yunnan & Sichuan JVs, China
LAOS
Thailand
Sepon
Philippines
Thai Goldfields JV, Thailand,
Golden Grove Zinc, Copper, Precious Metals Operation, Australia
Prominent Hill Copper-Gold Project, Australia
Prominent Hill
Headquarters
Operation
Project
Exploration

VISION
Australia's next major mining house

MISSION
Triple bottom line excellence

STRATEGY
Asia, Australia, Pacific
Base and Precious metals
High margin, long life, upside

OBJECTIVES
~500,000 t/a Base Metals
~500,000oz/a Gold
ASX Top 50

Oxiana LIMITED

Management structure



Managing Director
Owen Hegarty
Executive Assistant
Christine Austin
EGM ASIA
Peter Albert
General Manager Sepon Operations TBA
Sepon Project Developments Jim Smith
Government Relations Saman Aneka
Regional Relations
EGM AUSTRALIA
John Nitschke
General Manager Prominent Hill Mick Wilkes
General Manager Golden Grove Bruce Anderson
Technical and Projects Peter Colbert
Group Marketing Manager
Russell Griffin
EGM EXPLORATION & RESOURCES
Tony Manini
Laos
China
Regional
Australia
Project Generation
EGM CORPORATE DEVELOPMENT
Peter Lester
Strategy & Planning
Business Development
External Affairs
CHIEF FINANCIAL OFFICER
Jeff Sells
Accounting
Treasury
Audit
Tax
IT
Reporting
COMPANY SECRETARY
David Forsyth
Secretarial
ASX/ASIC
Legal and contracts
Board Matters
Corporate Governance
Group Insurance
GENERAL MANAGER HUMAN RESOURCES
Stephen Mullen
Organisational Development
HR Strategy
Remuneration
Administration
Strategic OH&S

Gold – commodity and currency

Physical market tight
- Jewellery market strength
- Central banks to buy
- Fewer new discoveries

US$ weakness
- Twin deficits

Inflationary concern
- Gold as a hedge

Geopolitical uncertainty
- Heightened tensions




Gold price US$ to Euro
USD:EUR
Gold USD/oz
1.30
1.20
1.10
1.00
0.90
0.80
0.70
0.60
0.50
0.40
650.00
600.00
550.00
500.00
450.00
400.00
350.00
300.00
250.00


Jewellery demand 1980-2005, tonnes and US$
tonnes (lh scale)
$bn (rh scale)
3500
3000
2500
2000
1500
1000
500
0
4500
4000
3500
3000
2500
2000
1500
1000
500
0
bn
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004

Oxiana LIMITED

Strong copper market to continue

Demand
- Diversity of uses
- InfoTech revolution
- Electrification
- China the driver
- Intensity growth

Supply
- Fewer discoveries
- Lower grades
- Higher costs
- Difficult domains

Price
- Short term buoyant
- Long term strong
- Red Gold


Copper supply-demand balance
Cu (ktpa)
26,000
24,000
22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
NEW PROJECTS
EXPANSIONS
10 Mt deficit
EXISTING MINES
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018
Source: Brook Hunt, Oxiana Research


Head grade - existing copper mines
Trend in decline in head grade for existing global copper mine production
1.60
1.40
1.20
1.00
0.80
y = 2E+08e⁻ 0.0093x
Initial production of world class copper mines Escondida and Grasberg
Forecast
Source: © Brook Hunt 2005, UBS estimates
1978 1982 1986 1990 1994 1998 2002 2006 2010 2014 2018

Oxiana LIMITED

Zinc market to continue its strong performance

Demand
- World demand up
- Driven by China
- Infrastructure, construction, manufacturing, automotive
- Protecting the world

Supply
- Concentrate production weak
- Investment in new capacity subdued

Outlook
- Continuing deficit
- Inventories low
- Buoyant prices
- Grey gold


US$/t
2005 cash costs
2004 cash costs
Zinc mine cash cost curve – 2004 and 2005 estimate
Source: CHR Metals Ltd
Production index

China now an importer


net Chinese exports; '000 tonnes
3-Month Moving Average
2001
2002
2003
2004
2005
Source: CRU

Growth in Asian Demand


('000)t
2001
2002
2003
2004
2004
2005
Source: ILZSG

Achievements 2005

Sepon

- Gold expansion – on time, budget
- Copper production at Sepon – on time, budget
- Production solid

Golden Grove

- Acquired Golden Grove - in record time
- Production on target
- Development 10% above target

Prominent Hill

- Completed Minotaur acquisition
- Completed PFS on time
- Initiated full BFS

Exploration

- 175,000m of drilling
- 25 new prospects generated
- Five new partnerships

Marketing

- Over 29,000t of Sepon Cathode sold
- Approximately 25 new customers, 7 countries

Finance

- Finalised Sepon Copper Project Financing Facility 04/05
- Issued Convertible Bonds
- Golden Grove acquisition facility
- Nil hedging
- Gearing 39% (22% w/o Con Bond)

Corporate

- Moved to ASX top 100
- Share price up by 72%
- ADR established for US investors
- Management restructure

Awards

- Australian Gold Company of the Year
- Engineering Excellence Award
- Lao National Development Medal
- AusIMM Institute Medal

Oxiana LIMITED

Laos – emerging mining economy

- Small, stable – 6.1 m people
- Attractive investment host
- Market economy
- Growing infrastructure
- Mining a focus
- Strong Government support
- Strong community support
- New mineral province
- Secure title - Mining agreement covers exploration to production for 50 years



MONYWA
Ivanhoe
CHINA
VIETNAM
Thai Nguyen
Viet Tri
Hanoi
Hong Gai
Haiphong
Nam Dinh
Taunggyi
LAOS
PHU BIA
Pan Aust
Route 13
Chiang Mai
Vinh
Nam Theun II
Vientiane
SEPON
Oxiana
Route 9
Dong Ha
Hue
Da
CHATREE
Kingsgate
Savannakhet
Khon Kaen
Pa-An
THAILAND
Nakhon Sawan
Ubon Ratchatani
Pakse
Nakhon
Ratchasima
Sara Buri
Bangkok
CAMBODIA

Sepon - mining and processing gold and copper


Luang
Discovery Main
Discovery East
Discovery Colluvial
Discovery West
Camp
Nalou
Gold plant
Air strip
Copper plant
Sub Station
Namkok East
Namkok West
Tailings Dam
Vang Nang
N
500 1000
metres

Sepon oxide gold operation

Commissioned 2002

Resources (oxide) 1.6Moz
Reserves (oxide) 404,000oz

Mining	Open pit
Treatment	2.5Mtpa CIL circuit
Production 2005	200,000 oz

Cash Cost	
2003 - 2005	US$201/oz

New discoveries	Pha Vat North, Vang Ngang East

Primary gold feasibility study underway
2 Moz Resource, 2008 production goal



Oxiana LIMITED

Targeting new gold deposits



Initial Resource 165,000oz
More drilling underway
24m at 4,19g/t Au
14m at 7.61 g/t Au
12m at 8.62 g/t Au
20.3m at 3.87g/t Au
18.5m at 3.97g/t Au
5.5m at 11.24 g/t Au
Rock chips
9.7 g/t Au
8.8 g/t Au
8.3 g/t Au
2.5 g/t Au
2.4 g/t Au
13m at 3.0g/t Au
3m at 6.1g/t Au
6m at 2.8g/t Au
4m @ 6.4 g/t Au
Channel samples
3m at 3.3g/t Au
3.5m at 3.3g/t Au
1.5m at 18.4 g/t Au
8.4m at 7.1 g/t Au
4.8m at 4.6 g/t Au
Nakachan
Ban Mai
Pha Vat North
Pha Vat
Thengkham North
Thengkham South
Houay Seun
Nam Phuc
Houay Bang
Nampa
Vang Ngang
Phu Xo
10m at 4.4 g/t Au
11m at 6.3 g/t Au
5km
30m at 1.4% Cu, 1.1 g/t Au
16.6m at 2.0% Cu, 1.3 g/t Au
19m at 3.0 g/t Au
3m at 2.68 g/t Au
5m at 1.49 g/t Au
Resource drilling
underway
4m at 25.7g/t Au
10m at 16.8g/t Au
14m at 6.4g/t Au
Rock chips
14.6 g/t Au
18.4 g/t Au
23.8 g/t Au
46.7 g/t Au
49.9 g/t Au

Oxiana – producing copper cathodes at Sepon





Sepon Copper Markets


China/Other 10%
Malaysia 30%
Thailand 40%
Vietnam 20%

ASIA 7Mtpa Market

- Now at name-plate capacity
- Resources ~ 2 Mt Cu
  Reserves ~ 1Mt Cu
- Mining: Open Pit
  Processing: Whole of ore leach, SXEW
  Product: Grade A copper cathodes
- Production: 30,000 tonnes 2005
  60,000 tonnes 2006
- Low cash costs
- Mine Life ~ 15 years
- Expansion feasibility study underway

Oxiana LIMITED

District scale copper resource potential

Target styles
- Supergene enriched Cu deposits (e.g., Khanong, Thengkham)
- Hypogene carbonate-replacement or skarn sulphide deposits
- Disseminated porphyry Cu-Mo mineralisation, supergene (chalcocite) blanket
- Disseminated porphyry Cu-Au mineralisation



Radiometric anomalies similar to Khanong
Gossan Outcrop Soil up to 0.3% Cu
23m at 0.96% Cu 16m at 0.66% Cu
Thengkham North 29Mt at 1.5% Cu New Results 29m at 11.5% Cu 25m at 13.28% Cu 37.8m at6.59% Cu
Soil anomaly Gossan/skarn outcrops
Khanong 42Mt at 3% Cu
Mo+Cu Soil anomaly 2m at 1.67% Cu
Distinct Cu Soil anomaly Only 2 drill holes
Thengkham South 25Mt at 1.3% Cu
5m at 2.75 % Cu 4m at 2.33% Cu
5km
Intrusive centre & target
Copper target
Copper resource

Oxiana LIMITED

Golden Grove – diversifying, adding value

VHMS base metal system – high grade

Resource base: (contained)
900,000t Zn, 300,000t copper, 29Moz silver, 0.6Moz gold

Mining: Underground
Produces: 3 concentrates; Zn, Cu, High Precious Metals

Forecast Production 2006:(contained)
130,000 to 140,000t zinc
10,000 to 12,500t copper
40,000 to 45,000oz gold
3,000,000 to 3,500,000oz silver
8,000 to 10,000t lead

Cash costs 2006 *(estimated)*. 0.32 US$/lb Zn

Significant upside
Exploration budget A$6.5M





Oxiana LIMITED

Prominent Hill copper-gold– world's next best

650km NW of Adelaide in South Australia

Cu-Au 101Mt at 1.5% Cu and 0.55g/t Au
Gold only 21Mt at 1.2g/t Au

Pre-Feasibility Study complete

Bankable Feasibility Study underway

Competitive fundamentals

- 100% ownership
- Attractive jurisdiction
- Nearby infrastructure
- Suitable scale
- High grade
- Excellent metallurgy
- Significant upside
- Bankable

MARP Submitted

Pre Feasibility study highlights

Mining rate: 8Mtpa
Initial mine life: 9 years
Processing: crush, grind, flotation
Concentrate: 200,000-250,000 dry t/a
Metal in con: 90,000-100,000t/a copper
110,000-130,000t/a gold
Competitive capital and operating costs



Prominent Hill on track for 2008


Initial Drilling
Pre-feasibility
Final Feasibility
Approvals
Construction
Commissioning
Production
Permitting
Today
August 2006
2nd Half 2008

Regional Exploration – Asia


VIETNAM
LAOS
THAILAND
CAMBODIA
MYANMAR
Oxiana's exploration 2005
Mineral Deposits

- Leveraging from technical and operating base in Laos
- Major metallogenic terrain from Sichuan to Cambodia
- Strong demand for resources
- Under-explored region
- Forming strategic joint ventures
- Exploring in our own right

World-wide exploration spending in Asia low


United States
8%
Pacific/SE Asia
4%
Latin America
23%
Canada
19%
Africa
17%
Rest of World
16%
Australia
13%

2005 Worldwide Exploration Spending by Region. Source: MEG

Oxiana LIMITED

A new cost regime

Operating costs
More expensive inputs – wages, power, fuel

Capital costs
More expensive inputs
Increase in number of projects

Focus on minimising costs
Margin improvement program
• Maximising throughputs
• Maximising machinery availability and utilisation
• Improving productivity generally

Change in Operating Costs - Last 3 years



% change in costs - June 03 to June 05
40
30
20
10
0
Copper
Gold
Nickel
Aluminum

Source: Global Mining Research



Golden Grove - Average Monthly Diesel Price
Index
160
150
140
130
120
110
100
90
80
Jan-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Jan-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09
Jan-10
Mar-10



Golden Grove Milling Rate
t/hr
220
200
180
160
140
120
100
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06

Source: Global Mining Research

Oxiana LIMITED

Skills shortage an industry issue

Sepon
- Good access to nearby workforces
- Successful training program; 52,000hrs 2005
- Laos first ever apprenticeship program

Golden Grove
- Building on Newmont initiatives
- Performance rights plan
- Turnover reduced

Prominent Hill
- South Australia attractive
- Good timing for major project
- Upper Spencer Gulf location an advantage
- SA Government – skills based program
- Oxiana – Mine Access Training Program
- Group skills available

AusIMM, Macquarie Survey
Major issues for the mining industry


Industry unrest
Shortages of new graduates
Infrastructure blockages
Cost of other inputs
Cost of construction materials
Equipment shortages
The cost of labour
Cost of fuel
Workforce turnover
Shortages of skilled personnel
0
5
10
15
20
25
30
35
40
45
% of respondents

Source: AusIMM, Macquarie Research





Sustainability trilogy


ECONOMIC PERFORMANCE
Strong Group performance
Benefits to Governments
Benefits to Communities
SOCIAL PERFORMANCE
Health and Safety
Employee benefits
Community relationships
ENVIRONMENTAL PERFORMANCE
OXims standards
Dedicated specialist teams
Good record

Strong outlook

RESOURCE BASE
- Quality and quantity

OPERATIONS
- **Sepon**
  - Steady gold
  - Full year of copper
- **Golden Grove**
  - Record year

DEVELOPMENT
- FS for Sepon gold and copper expansion
- Prominent Hill decision to mine

EXPLORATION
- Increased program – US$24M
- Targeted on resource growth, new discoveries
- Regional focus

FINANCIAL
- Positive commodity outlook
- Strong cash flows and balance sheet
- Unhedged
- Consensus earnings $275
- Consensus cashflows $475


2315kg

2005 Financials	A$M
Gross Revenue	426
EBITDA	182
Net Profit	80

Oxiana LIMITED

Oxiana – Growth and performance oriented


Sepon Gold
Jan 2003 Achieved
Expanded Gold
Jan 2005 Achieved
Sepon Copper
March 2005 Achieved
Golden Grove
June 2005 Achieved
Sepon Primary gold
2008
Prominent Hill Cu/Au
2008
Sepon Copper Expansion
2009
~500,000 t Base Metals
~500,000oz Gold
ASX Top 50
Australia's next major mining house

Oxiana
LIMITED

Thank you

www.oxiana.com.au

Disclaimer
This Corporate Update is not a disclosure document nor does it constitute the provision of financial product advice.None of Oxiana Limited ("Oxiana"), its related bodies corporate, officers, employees and advisors makes or gives any representation, warranty or guarantee in relation to this Corporate Update (whether orally, in document form or in any form whatsoever) ("Information") to the recipient of this Corporate Update ("Recipient") or any of its related bodies corporate, officers, employees and advisors.The Information is provided expressly on the basis that the Recipient will carry out its own independent inquiries into the Information and make its own independent decisions about the affairs, financial position or prospects of Oxiana. Oxiana reserves the right to update, amend or supplement the Information at any time in its absolute discretion (without incurring any obligation to do so).




Oxiana LIMITED

ANNUAL GENERAL MEETING
APRIL 2006




Resolutions

Ordinary Business

1. Accounts – for the year ended 31 December 2005
2. Remuneration Report – for the year ended 31 December 2005
3. Re-Election of Director – Mr Michael Eager

Special Business

4. Ratification of Convertible Bond Issue – April 2005
5. Ratification of Share Placement to Newmont Capital – July 2005
6. Appointment of KPMG as Auditors
7. Grant of Options to Managing Director
8. Increase in Directors' fee pool



Oxiana LIMITED

ANNUAL GENERAL MEETING
APRIL 2006



Oxiana
LIMITED

20 April 2006

AUSTRALIAN STOCK EXCHANGE & MEDIA RELEASE

ANNUAL GENERAL MEETING 2006

POSITIVE FUTURE FOR OXIANA

2005 was a year of continued strong performance for Oxiana and one which has positioned the Company for future growth, according to Oxiana's Chairman Barry Cusack, speaking at Oxiana's Annual General Meeting in Melbourne today.

"2005 was a year when Oxiana continued to hit its targets – to perform as promised – one of the Company's core values.

We completed the expansion of the gold operation at Sepon on time and on budget, we produced our first high quality, in demand, copper cathodes at Sepon on time and budget and successfully completed the ramp-up to full copper production on an aggressive schedule.

The Prominent Hill copper-gold project continued to exhibit competitive fundamentals and we quickly took that project into bankable feasibility study. And we acquired the Golden Grove zinc operation – which was another major step to strengthen and grow the company," he said.

Mr Cusack also reported on the Company's finances, saying, "I am pleased to report we are in a strong financial position. We have a good cash balance, good cash flows, modest gearing and no hedging."

Mr Cusack was optimistic about the current market.

"We are strong believers in the continued attractiveness of the resources industry to investors and remain very positive about the fundamentals," he said.

Mr Cusack identified the key issues for the industry as cost increases and skills shortages and said Oxiana was favourably positioned to address these at its operations.

Mr Cusack also commented on the Company's successful social performance with the communities in which it works and with its own employees. He discussed Oxiana's introduction of Laos' first ever apprenticeship program in conjunction with RMIT and receipt of the Lao Development Medal for the excellent community development projects the Company is involved in near the Sepon operation in Laos.

Managing Director Owen Hegarty, in his presentation on performance and outlook said,

"We continue to deliver serious value to our shareholders and our growth and development plans mean we will continue to do that."

He quoted a recent Boston Consulting Group Study which placed Oxiana at the top of all Australian Stock Exchange listed companies for 5 year returns to shareholders.

Oxiana Limited ABN 40 005 482 824 ASX OXR Level 9, 31 Queen Street, Melbourne Victoria 3000
Telephone: +61 3 8623 2200 Facsimile: +61 3 8623 2222 admin@oxiana.com.au www.oxiana.com.au

Paying tribute to the performance of the Oxiana employees Mr Hegarty said, "we have a wonderful group of skilled and committed people in Australia and Asia at all our sites and offices and I am very proud of them all. We are dedicated to success at Oxiana and strive hard every day to outperform."

"The outlook for Oxiana is excellent – we are in the right commodities at the right time. In copper particularly our revenue base and our development plans mean we could potentially quadruple our copper production in the next 3-4 years and we remain low cost producers in each of our metals – copper, gold and zinc," Mr Hegarty said.

Owen L Hegarty

Managing Director

To view the webcast of Oxiana's AGM and the AGM presentation go to www.oxiana.com.au and follow the prompts.

Investor enquiries: Richard Hedstrom

Media enquiries: Natalie Quinn

+61 3 8623 2200

Oxiana
LIMITED

Quarterly Report

for the three months ending 31 March 2006

Highlights

	March Quarter
Gold produced at Sepon	42,091oz
Gold produced at Golden Grove	20,592oz
Silver produced at Sepon	44,647oz
Silver produced at Golden Grove	929,018oz
Average received gold price	US$553/oz
Copper produced at Sepon	14,056t
Copper produced at Golden Grove	2,952t
Average LME Cash Copper Price	US$2.25/lb
Zinc produced at Golden Grove	39,455t
Average LME Cash Zinc Price	US$1.02/lb

- **Group production: 62,683oz gold, 973,665oz silver, 17,008t copper and 39,455t zinc**
- **Gold price up 13%, silver price up 18%, copper price up 15%, zinc price up 36%, on the previous quarter**
- **Production at Golden Grove a record**
- **Prominent Hill Mining and Rehabilitation Plan submitted to State Government**
- **Exploration across the Group continues to identify new resource potential**

Sepon Gold

- Production down due to lower throughput and grades.
- Resource drilling and metallurgical testwork continues at Pha Vat North.

Sepon Copper

- Mining and processing continue to perform well.
- Costs continue to decline as production stabilises.
- Drilling at the Thengkham North Resource continued to return outstanding results including 9m@21.7%Cu, 16m@13.6% Cu and 29m@11.5% Cu.

Golden Grove

- Zinc, HPM and total concentrate production a record.
- Mill improvements led to enhanced throughput.
- Operation continues to perform at very competitive cash costs.

Prominent Hill

- Bankable Feasibility Study on schedule for decision to mine in the third quarter.
- 400 person construction villlage purchased in preparation for site works in October.
- Mining and Rehabiliation Plan submitted to the South Australian Government.
- Infill drilling and metallurgical testing continued to confirm the robust nature of the resource and project.

Corporate

- Oxiana Limited Annual General Meeting to be held tomorrow, Thursday the 20th of April 2006 at 2.30pm, at the Melbourne Exhibition Centre Auditorium, Level 2, 2 Clarendon St, Southbank, Melbourne.
- American Depository Receipt program launched for US investors.

Owen L. Hegarty
Managing Director
19 April 2006


60000
50000
40000
30000
20000
10000
0
Ounces
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06

Figure 1

Sepon quarterly gold production

Sepon

Safety

There were 4 lost time injuries this quarter bringing the rolling LTIFR for the year to 1.28.

Environment

There were no reportable environmental incidents.

Sepon - Gold

Mining and Production

Material mined was down on the previous quarter. There was some rescheduling after new geological models were produced for the March Reserve and Resource estimates. This rescheduling resulted in a larger amount of development work, in order to access new ore, being brought forward in the Discovery East Complex. Some rehandling of stockpiled low grade ores also affected mining rates.

Gold plant throughput was also down on the previous quarter due to some short term materials handling issues. Grades were also lower due to the treatment of material from low grade stockpiles while development work proceeded.

Gold production is expected to remain slightly above this level for quarters 2 and 4 with slightly lower production in quarter 3 due to potential wet season impacts, bringing expected production for the year to around 170,000oz.

Quarterly Gold Production Statistics

Table 1

	Units	Mar Qtr 2006
Ore mined	t	485,277
Grade	g/t	2.25
Strip ratio	w/o	6.0
Ore milled	t	686,097
Gold grade	g/t	2.22
Silver grade	g/t	7.57
Gold recovery	%	83.0
Silver recovery	%	27.3
Production		
Gold	oz	42,091*
Silver	oz	44,647
Gold Sold		44,148

* Production reported here-in is gold poured. This will be the reporting basis going forward

Costs

Total cash costs for the quarter were higher at $348/oz reflecting the impacts of the changes in mine plan. Higher waste movements in establishing Discovery East and the treatment of low grade stockpiles through the mill were key factors.

Processing costs were higher with unscheduled maintenance and certain reagent supplies resulting in cost increases.

The average gold price received in the March quarter was $553/oz.

Quarterly Gold Cash Costs

Table 2

All in US$ / oz	Mar Qtr 2006
Operating (1)	332
Refining & Transport	3
By-product Credit (2)	(10)
Royalties	23
Total Cash Cost	348
Depreciation, depletion & amortization (3)	77
Rehabilitation (4)	4
Total Production Cost	429

1) All costs incurred by the site, including inventory changes, corporate charges and realised foreign exchange gains/(losses). Exploration and resource drilling expenditures are not included in mine site cash costs.

(2) Revenue from silver at spot price.

(3) Includes amortisation of the pre-production capital, and depreciation of mine operations capital expenditure, which includes exploration, resource drilling and sustaining capital.

(4) Provision for final site reclamation in addition to ongoing rehabilitation .

Primary Ore Feasibility Study

A Senior Project Manager has been appointed to lead the primary gold ore project within the Sepon Project Development Group (SPDG).



Din Daeng
5 Km
Kenkeuk
Discovery Colluvial
Discovery Main
Houay Bang
Houay Payee
Luang
Discovery East
Discovery West
Thengkham North
Khanong East
Khanong
Ban Mai
Pha Bing
Thengkham East
Khanong South
Phu Xo
Gold and Copper Plants
Pha Vat North
Nalou
Namkok East
Pha Vat
Thengkham South
Namkok West
Vang Ngang East
Houay Seun
Vang Ngang
Houay Yeng
Gold Resource
Copper Resource
Gold Prospect
Copper Prospect

Figure 2 - Sepon project location map. Exploration of near mine prospects continues to confirm the potential for further gold and copper Resources.

Work during the quarter on the primary gold project included continued drilling to add to the Primary gold resource base and in preparation for an initial estimate of primary gold reserves.

The focus also remained on metallurgical testwork with pressure oxidation and roasting testwork underway in a specialist US laboratory.

Heap Leaching

Work on the heap leach study has now been deferred to enable priority to be given to the primary gold project.

Sepon Gold Exploration

New Resource and Reserve Statements were completed for Sepon in March. A reduction in oxide gold Resources was due to more tightly constrained Resource models and due to depletion. Significant mineralisation with potential to become new deposits was discovered in 2005 at areas including Pha Vat North and Vang Nang East. However, insufficient drilling had been undertaken by year end for them to be fully represented in the Resource Statement; the current focus therefore is to convert this material to Resources.

An initial inferred resource comprising 165,000oz (3.3Mt/1.57g/t Au at 0.5g/t Au cut-off grade) was estimated for the Pha Vat North deposit. The deposit remains open and further infill and extension drilling is in progress. Metallurgical and mining studies have also commenced with sighter metallurgical test work indicating gold recoveries >80%. Better intervals of dominantly oxide gold mineralisation returned during the quarter, include:

Pha Vat North Resource drilling results

Table 3

Hole	From (m)	Interval (m)*	g/t Au**
PVN096	97.4	7.9	**5.21**
PVN097	84	5	**9.38**
PVN105	13	17	**3.03**
PVN106	0	24	**4.19**
PVN106	4	6	**9.02**
PVN177	4	4	**9.17**
PVN177	13	7	**8.09**
PVN136	50	8.7	**5.47**
PVN139	89	14	**7.61**
PVN139	90	12	**8.62**
PVN156	28.5	5.5	**7.78**
PVN148	42	7	**12.46**
PVN151	50.5	20.3	**3.87**
including	52.3	6.7	**7.08**
PVN151	74.2	9.8	**3.64**
PVN167	3	18.5	**3.97**
PVN167	38	22	**3.72**
including	39.5	5.5	**11.24**
PVN181	86.1	10.3	**3.97**

*Down hole intercept; ** Fire assay, weighted averages of approximate 1 metre sample intervals, 0.5g/t Au lower cut-off, max 2m internal waste.

Recent extension drilling results outside the initial Pha Vat North resource has returned a number of encouraging intersections, including 11m at 3.09g/t Au (from 8m).

Resource development drilling also continued to delineate extensions to oxide and primary mineralisation at Discovery West and Nalou. Significant results include:

Resource drilling results from around existing pits

Table 4

Hole	From	Interval (m)*	Au (g/t)**
DSW316	40	**2**	**6.67**
DSW322	20	**2**	**10.18**
DSW325	1	**2**	**9.57**
NLU856	34	**6**	**2.15**
NLU864	65	**5**	**1.52**
NLU869	83	**6**	**2.15**
NLU870	77	**8**	**2.17**
NLU873	23	**5**	**6.46**
NLU876	102	**5**	**2.48**
NLU884	48	**9**	**5.08**
NLU884	61	**4**	**2.08**

*Down hole intercept; ** Fire assay, weighted averages of approximate 1 metre sample intervals, 0.5g/t Au lower cut-off, max 2m internal waste.

DSW – Discovery West; NLU - Nalou

Follow-up drilling between Pha Vat North and Thengkham North prospects highlighted the potential for additional gold resources in this area. Better results received to date include:

Near mine exploration results between Pha Vat North and Thengkham North

Table 5

Hole	From	Interval*	g/tAu **
PVT016	0	7	3.00
PVT022	1	12	1.51
PVT022	47	9	1.74
PVT017	46	12	1.17
PVT020	78	31	2.15
including	93	6	6.08
PVT020	113	11	1.01
PVT025	5	12	4.31
including	8	5	8.74
PVT025	105	5	2.26

* Down hole intercept; ** Fire assay, weighted averages of approximate 1 metre sample intervals, 0.5g/t Au lower cut-off, max 2m internal waste.

Narrow zones of copper mineralisation were also intersected in several holes including 3m at 3.4% Cu and 3m at 3.0%Cu in hole PVT026. Follow up drilling is required to determine the significance of these intercepts.

Drilling at **Houay Yeng** prospect to follow up anomalous aircore drill results returned a best intersection of 10m at 1.54g/t Au (from 5m). Mineralisation remains open. Further results are pending.

Gold exploration to the east of the Sepon mine continues to highlight prospectivity of this very under explored area, with a number of new targets generated and extensions to existing targets identified.

At **Phu Xo** prospect, scout drilling commenced testing the down-dip extension of surface quartz veins assaying up to 49.4g/t Au. Mapping has outlined several quartz veins over more than one kilometre of strike.

Remaining assay results from recent scout drilling at **Houay Bang** returned further encouraging gold intersections, including 12m at 1.1g/t Au (from 47m). Soil sampling extended gold anomalism and has provided a coherent target for follow up drilling.

Surface exploration at **Houay Payee** also proved encouraging with recent rock chips including an 8m composite averaging 6.3g/t Au. Detailed geological mapping has discovered extensive jasperoid outcrops in this area. Systematic surface exploration is in progress and drilling is planned for quarter 2.

Sepon - Copper

Mining and Production

Copper mining and production continues to progress well. Ore mined was higher than expected, however lower grades and an unplanned shut down during the period saw copper metal production slightly lower.

The production forecast for 2006 remains at 60,000t, at slightly higher tonnes and lower grades than originally planned.

Quarterly Copper Production Statistics

Table 6

	Units	March Qtr 2006
Ore mined	t	398,895
Grade	%	3.68
Strip ratio	w/o	4.0
Ore milled	t	298,304
Grade	%	5.23
Recovery	%	89.5
Production (stripped)	t	14,056
Cathode Sold	t	14,071

Costs

Costs continue to decline as the Sepon copper operation reaches its steady state. Increased mining of waste and increased maintenance during the quarter negatively impacted costs which are expected to be lower for the remainder of 2006.

Quarterly Copper Cash Costs

Table 7

All in USc / lb	Mar Qtr 2006
Direct Cash Cost	61
Less market premium	(4)
Royalties	10
Total cash cost	67
Depreciation, depletion & amortization	16
Rehabilitation	1
Total Production Cost	84

Copper Plant Expansion Study

The current focus of the study is on metallurgical testing and resource drilling. The metallurgical testwork is defining the optimum process route for treating ore from Thengkham and establishing the most beneficial methods of combined treatment of Thengkham and Khanong ores. Work is ongoing at specialized laboratories in Australia and USA. Work on the copper plant expansion feasibility study will accelerate in mid 2006 following the receipt of metallurgical test results.

Infrastructure & Environmental & Social Studies

A Project Manager within the SPDG has been appointed to lead the various infrastructure expansions required to support the copper and gold expansion projects. These include village upgrade, additional power infrastructure, a second tailings storage facility and additional haul roads.

Sepon Copper Exploration

As part of the copper expansion feasibility studies, infill drilling continued at **Thengkham North** to upgrade resource confidence in the higher grade parts of the deposit.

A number of impressive supergene copper intersections were returned from the infill program, with highlights included in Table 6.

Thengkham North drilling highlights

Table 8

Hole	From (m)	Interval (m)	Cu (%)	Au (g/t)
TKW077	74	15.5	3.41	0.55
TKW083	55	27.8	3.49	0.32
TKW087	79	39.2	2.59	0.60
TKW089	60	41	2.10	0.23
TKW080	41	16	6.40	0.64
Including	49	7.7	10.10	0.50
TKW097	63.5	16	6.17	0.31
Including	67	6	10.60	0.25
TKW109	41	20	4.46	0.39
Including	47	6	11.60	0.31
TKW086	73	25	13.28	0.18
Including	73	9.3	21.72	0.11
TKN182	61	13	5.65	0.47
TKW100	77	22	4.30	0.37
TKW101	60	9.1	8.62	0.52
TKW104	38	39.3	4.02	0.25
Including	45	8	12.15	0.28
TKW106	25.2	37.8	6.59	0.59
including	37.8	15.9	13.64	0.74
TKW108	70	12.4	1.62	0.51
TKW119	50	10.1	1.85	0.41
TKW119	67.9	7.1	2.00	0.30
TKW120	31	10	1.53	0.24
TKW123	29	9.7	3.11	1.01
TKW126	39	21	2.86	0.25
TKW127	56	45.9	2.52	0.60
Including	76	18	4.27	0.73
Including	84.2	8.8	7.35	0.59
TKW132	24	44	2.38	0.39
TKW134	29	9.2	2.57	0.40
TKW135	71.2	41.4	7.83	0.32
TKW144	39	6	3.85	0.53
TKW147	38	29.3	11.45	0.18
TKW148	11	31.8	4.5	0.66
TKW149	37.4	4.8	4.24	0.52
TKW150	38	6	2.77	0.11
TKW153	28	8	12.63	0.69
TKW154	77	10.5	2.55	0.40
TKW165	16	23	2.75	0.35

Infill drilling has significantly advanced geological understanding of the deposit and this enhanced knowledge is being applied to the ongoing search for new supergene copper resources across the Sepon district.

Follow-up drilling at **Pha Bing** prospect, targeting strike extensions of copper mineralisation intersected in late 2005 (23m at 0.96% Cu), returned 8m at 2.72% Cu, 6m at 1.65% Cu and 6m at 1.26% Cu in separate holes. Follow up drilling is in progress.



Figure 3. Quarterly copper production

Sepon Base metals Exploration

A program of detailed mapping and rock chip sampling was completed at **Din Daeng** prospect to the north of the Sepon mineral district. Numerous +0.5% Zn and/or Pb in rock chips were reported over several kilometres of prospective stratigraphy. Various options to advance the prospect are being assessed.

Golden Grove

Safety

One lost time injury was reported during the quarter. The twelve month rolling average LTIFR is 3.1.

Environmental

One non-compliance was reported on the incident register when levels of cadmium in water discharged to the designated discharge wetland exceeded regulations. Measures to rectify this were taken and no environmental damage has been reported.

Mining and Production

Mining, processing and production continued at strong levels with record production of zinc, HPM and total concentrates. Improvements in the grinding area continue and work on improvement projects continued to identify other de-bottlenecking opportunities.

Good progress was made during the quarter in development of the high grade Catalpa ore body and work continued to focus on the development of Amity and Hougoumont ore bodies. Development commenced during the quarter to access the Ethel ore body.

Quarterly Golden Grove Production Statistics

Table 9

	Unit	Mar Qtr 2006
Mined Zn Ore	t	215,011
Mined Cu Ore	t	111,120
Grade Zn	%	18.5
Grade Cu	%	3.0
Milled Zn Ore	t	229,177
Grade Zn	%	18.6
Recovery Zn	%	92.6
Milled Cu Ore	t	114,026
Grade Cu	%	3.0
Recovery Cu	%	88.06
Zn Concentrate	t	72,574
Zn Grade	%	54.4
Cu Concentrate	t	14,153
Cu Grade	%	20.9
HPM Concentrate	t	7,313
Cu Grade	%	5.6
Pb Grade	%	43.3
Au Grade	g/t	74.1
Ag Grade	g/t	2,992
Contained metal in concentrates*		
Zn	t	39,455
Cu	t	2,952
Au	ozs	20,592
Ag	ozs	929,018
Pb	t	3,167

* Where there is payable content

Oxiana
LIMITED



Gossan Hill
Scuddles
2m @ 34% Zn, 21% Pb, 1860g/t Ag, 3g/t Au
2.7m @ 19% Zn
3.2m @ 12.7% Zn
2m @ 5% Zn
4.7m @ 9% Zn, 2.7% Pb
4m @ 19.5% Zn
Current mining level
Dacite Intrusion
Oxide Gold
Oxide Copper
Zinc in GG8
Copper in GG8
Copper in GG4
Zinc in Hanging Wall
Drill Holes
Exploration targets

Figure 4.

Golden Grove Long Section

Extensive areas prospective for economic mineralisation remain to be tested.

Zinc and copper production for 2006 remain in line with forecast.

Costs

Site operating costs and concentrate sales realization costs were in line with forecast. By- and co-product credits were high reflecting the high production of gold and silver and the high prices of gold, silver and copper. This resulted in a very low Total Cash Cost of US21c/lb zinc.

Golden Grove Quarterly Cash Costs

Table 10

All USc / lb *	Mar Qtr 2006
Operating costs	28
Realisation	26
By-product credits (net)	(36)
Royalties	3
Total Cash Cost	21
Depreciation & Amortisation	7
Rehabilitation	0
Total Production Cost	29

* Costs are per lb of zinc produced. Gold, silver, copper and lead are taken as credits.

Overall costs for 2006 are at this stage expected to remain in line with previous guidance.

Golden Grove Exploration

The 2006 exploration program has commenced with surface and underground drilling contractors being mobilised. Preliminary results from metal ratio studies reinforce the down plunge potential for further zinc mineralisation beneath Gossan Hill.

This area, together with the Georgette prospect located between Gossan Hill and Scuddles deposit, will be the initial targets.

Marketing

LME prices strengthened during the quarter with the average cash settlement price for copper up 15% and zinc up 36%.

The price premium above LME for copper cathode held firm, as copper demand increases in Vietnam, Thailand and China while enquiries from Malaysia and Taiwan remained strong. The majority of Sepon cathode is sold to consumers under term contract at premiums above the LME price.

The premium for Sepon cathode has increased this year reflecting the wider acceptance of the product in key target markets.

The zinc price is expected to remain firm as demand is expected to exceed supply again this year. Spot TC's for zinc concentrates reached historical lows as some smelters are very short of concentrates feed.

Prominent Hill

Bankable Feasibility Study

Good progress was made on all aspects of the bankable feasibility study during the quarter. The study remains on track to be submitted to the Board for a decision to mine in the 3rd quarter of 2006. A decision to proceed with the project would then see construction commence immediately on receipt of all statutory approvals.

Resource drilling to support the feasibility study was completed and an update of the resource model commenced.

Metallurgical test work required for process and treatment plant design continued. Results of test work to date continue to confirm the favourable results included in the pre-feasibility study.

Work by engineering contractors on cost and engineering investigations for the process plant and the project infrastructure progressed as planned.

Tenders were received from contractors for the pre-stripping of the open pit and for conducting the mining operations and are undergoing final review.

An accommodation village was purchased for the site. It will be refurbished to a 400 man village in



6711900
6712000
6712100
6712200
6712300
200
100
0
-100
-200
-300
-400
New results from hole PH06D207
239m @ 2.02% Cu, 0.52g/t Au
Cover Sediments
Skarn Granitoid
Haematite Breccia
Gawler Range Volcanics
Haematite-Silica Breccia
Haematite Breccia
0 metres 100

Figure 5 – Prominent Hill Cross Section
Infill drilling confirms high grade copper and gold mineralisation.

Copper intersection

Gold intersection

readiness for a start to mining operations and construction in the 4th quarter of 2006.

The Mining and Rehabilitation Plan, the principal document used for assessment of the environmental aspects of the project by the State and Federal regulatory authorities, was completed and submitted for the statutory public consultation period.

Negotiation to complete a native title mining agreement continued with the traditional owners, the Antakirinja Matu –Yankunytjatjara people who have a registered claim over the area of the proposed development.

Prominent Hill Resource

Drilling as a part of the Prominent Hill bankable feasibility study continued with four rigs active on close-spaced infill and geotechnical drilling. Results continue to confirm a very robust geological model. Better results include:

* Down hole intercept; weighted averages of approximate 1 metre sample intervals; 0.5% Cu lower Cut-off for copper intervals and 0.5g/t Au lower cutoff for gold only intervals, max 2m internal waste; ** Fire assay

Prominent Hill Infill Drilling Results
Table 11

Hole	From (m)	Interval (m)*	Cu (%)	Au (g/t)**
PH05D194	136	49	2.71	0.68
PH05D194	193	18	0.03	4.14
PH05D194	310	33	0.01	2.13
PH05D195	252	81	0.35	1.57
PH05R198	116	35	1.78	1.89
PH05D200	128.6	111.4	1.29	0.39
PH05D200	286	66	0.15	1.30
PH05D201	395	138	1.18	0.51
PH06D205	136.6	131.4	2.04	0.90
PH06D205	137	75	2.81	0.86
PH06D207	139.9	239.1	2.02	0.52
PH06D207	192	54	3.45	0.74
PH06D207	325	51	3.05	0.91
PH06D210	161.6	89.4	3.36	0.84
PH06D210	303	53	0.15	2.61
PH06D214	146	106	1.48	0.50
PH06D214	343	106	1.25	0.72
PH06D215	275	24	5.35	0.46
PH06D215	307	13	4.95	0.40
PH06D216	208	22	4.71	0.50
PH06D219	134	10	-	4.53
	169	25	-	2.11
	211	10	-	3.05
	235	6	-	3.16
PH06D221	239	32	5.36	1.00

Prominent Hill Regional Exploration

Regional drill target generation was advanced considerably following processing of the detailed airborne geophysical survey flown in late 2005. This survey has been integrated with existing datasets and drilling has commenced testing a suite of priority targets for Iron Oxide Copper Gold (IOCG) mineralisation similar to Prominent Hill and Olympic Dam.

Regional Exploration

Australia

During the quarter, Oxiana entered an agreement to farm in to the Woolgar property held by Strategic Minerals Corporation in Central North Queensland.

Resources of around 450,000 ounces of gold have been outlined at the Woolgar epithermal gold deposits and Oxiana aims to significantly expand this resource base through aggressive drilling of the extensive vein systems developed across the Woolgar Goldfield.

In south-east Queensland, a Joint Venture agreement was signed with Queensland Gold and Minerals on their Warroo property. Exploration for intrusive related gold will commence at Warroo early in the second quarter of 2006.

Under the Minotaur – Oxiana Generative Alliance, work continued on target definition. Infill gravity surveys were completed on targets at the Roxby, Acropolis and Culberta Bore Projects, and geophysical modeling advanced a number of Prominent Hill-style targets to drill ready stage. Strong gravity targets were outlined on the Rounsvelle – Mentor, Labyrinth, Deception Hill and Yerda projects. Drill testing of these targets is planned for the forthcoming quarter.

Oxiana LIMITED

Drilling was completed on the Streaky Project, with 10 targets traversed by lines of aircore drilling, comprising 59 holes for 3911 metres. Results are pending.

Laos

Regional reconnaissance stream sampling and mapping programs continued in several areas under the Oxiana-AngloGold Ashanti Lao JV.

Widespread pan concentrate gold and encouraging geology and alteration has been outlined in one of these areas. In addition, a further four areas have been delineated for follow-up from technical data compilations and review of work completed by other companies.

Thailand

Thai Goldfields Joint Venture (Oxiana 50%, earning 75%)

The Thai Goldfields JV was expanded to include base metals exploration and an assessment of the base metals potential in Thailand is being progressed.

Chatree District tenement applications progressed further through the approvals system during the quarter.

Oxiana exercised its option to sole fund exploration at the **Palitapan** project in SE Thailand where a strong coherent gold soil anomaly has been defined associated with quartz veining over two kilometres.

Assay results from regional reconnaissance exploration in southern Thailand reported gold mineralisation up to 2.7g/t Au associated with large areas of silica-sulphide alteration and major structures. Follow up work to determine the significance of these results is in progress.

China

Rexing JV (Oxiana earning up to 80%)

A Joint Venture agreement was signed with Rexing Co, a private Chinese base metals producer, to explore for large base metal systems in prospective tenements held by Rexing in Yunnan Province.

Recent surface exploration on the tenements has confirmed prospective geology over the entire strike length of the tenements and soil sampling has outlined several base metals anomalies coincident with this favourable geology. A ground geophysical survey is in progress and drilling of the highest priority targets commenced in early April.

Yunnan Jinlong Minerals Joint Venture (YJLM JV) (Oxiana earning up to 85%)

At the **Tangshan** gold project, trenching of the higher order soil anomalies revealed further encouraging alteration. Five discrete high priority geochemical anomalies have been delineated and drill testing has commenced.

Follow-up regional stream sediment sampling over several additional anomalies in the Tangshan tenements is ongoing.

Sichuan Yangtze Jiang Minerals Joint Venture (Oxiana earning up to 85%)

The Sichuan Yangtze Minerals Co Ltd business registration is being progressed and Sichuan JV field operations have recommenced.

Several new joint venture opportunities and exploration initiatives were assessed.

Cambodia

An exploration office was established in Phnom Penh, Cambodia and two promising projects secured under agreement. Due diligence on a gold exploration JV area in Mondulkiri Province was satisfactorily completed and field work is scheduled to commence in April.

Project Generation - Exploration

Across the SE Asian, Indochina and South-western China regions, compilation and review of the regional geology, tectonics and metallogenesis continued to identify high priority areas for gold and base metals exploration. This initiative has already resulted in a number of highly promising developments with potential to deliver new projects.

In Australia, several project reviews and joint venture offers were assessed and some of these opportunities are being further advanced with detailed technical review and field assessment.

Corporate

Dividend and Dividend Reinvestment Plan

On 20 February 2006 the Directors of Oxiana Limited declared an unfranked dividend of 1 cent per share payable to shareholders on 28 April 2006, in relation to the 2005 financial year. The record date in respect of this dividend payment is 19 April 2006.

At that time the Directors also announced the introduction of a Dividend Reinvestment Plan ('DRP').

Toro Energy Limited

Toro Energy Limited, a company combining the uranium exploration assets of Oxiana and Minotaur Exploration Limited, was listed on the Australian Stock Exchange on 24th of March.

Oxiana and Minotaur retain 24.74% holdings respectively.

Oxiana Philippines Inc

The sale process of Oxiana's Philippines assets into an existing unlisted company is well advanced. Plans are to list the company on the ASX with a prospectus due to be lodged in the 2nd quarter of 2006.

American Depository Receipt

The Oxiana level 1 American Depository Receipt commenced trading in January under the code OXFLY. Oxiana's ADR is sponsored by the Bank of New York.

Oxiana LIMITED

Annual General Meeting

Oxiana's Annual General meeting will be held at Melbourne Exhibition Centre Auditorium, Level 2, 2 Clarendon St, Southbank on Thursday 20 April 2006 at 2.30pm.

The AGM will also be available to view via webcast by going to www.oxiana.com.au and following the prompts.

Corporate Information

Board Members

Barry Cusack	Chairman
Owen Hegarty	Managing Director
Ronald Beevor	Non Executive Director
Peter Cassidy	Non Executive Director
Michael Eager	Non Executive Director
Brian Jamieson	Non Executive Director
David Forsyth	Company Secretary

Senior Management

Owen Hegarty	Managing Director
Peter Albert	EGM Asia
Bruce Anderson	GM Golden Grove Operations
Peter Lester	EGM Corporate Development
Antony Manini	EGM Exploration & Resources
Stephen Mullen	GM Human Resources
John Nitschke	EGM Australia
Jeff Sells	Chief Financial Officer
Mick Wilkes	GM Prominent Hill

Share Registry

Security Transfer Registrars
Level 1, 770 Canning Highway
Applecross, Perth, WA 6153
Tel: +61 (0)8 9315 2333
Fax: +61 (0)8 9315 2233
Email: registrar@securitytransfer.com.au

Issued Share Capital

At March 31, 2006

Ordinary shares 1,372,393,003

Unlisted options 27,975,000

Convertible bond (2012) 104,477,612

Share Price Activity for the March Quarter

High $2.68

Low $1.71

Last $2.68

Average daily volume 11.4 million shares

Registered & Principal Office

Oxiana Limited
ABN 40 005 482 824

Level 9, 31 Queen Street

Melbourne, Victoria, Australia 3000

Tel: +61 (0)3 8623 2200

Fax: +61 (0)3 8623 2222

Email: admin@oxiana.com.au

Website: www.oxiana.com.au

Investor enquires contact: Richard Hedstrom
Media enquiries contact: Natalie Quinn

Tel: +61 (0) 3 8623 2200

Within this statement references to Resources and exploration results have been approved for release by Mr A. Manini BSc(Hons), FAusIMM who is a Competent Person as defined by the JORC Code (2005). He has consented to the inclusion of the material in the form and context in which it appears.

MEDIA RELEASE 12 APRIL 2006

MONARCH ACQUIRES MINJAR GOLD PROJECT

Monarch Resources Limited (ASX: **MRS**) today announced that it had reached agreement to acquire the **Minjar Gold Project** in Western Australia from Gindalbie Metals Ltd for a staged total of $10 million over 12 months, representing a further step in its growth strategy in the Australian gold sector.

The acquisition will form the basis of a potential second production hub for Monarch in Western Australia's Mid West region, alongside its 2 million ounce Davyhurst/Siberia gold project in the Northeastern Goldfields.

The Minjar Project, located 500km north-east of Perth, was originally acquired by Gindalbie from Normandy Mining Ltd in 1999, and was subsequently developed and commissioned in 2001, producing 122,000 ounces of gold through until 2004. Gindalbie placed the Minjar treatment plant on care and maintenance in June 2004 due to its growing focus on its Karara iron ore assets in the Mid West region.

The acquisition includes a resource inventory of 5.175 million tonnes at 2.44g/t gold for 406,791 ounces of gold, the fully permitted 600,000tpa Minjar gold treatment facility and associated infrastructure including camp and access roads. An Infrastructure Agreement is also in place with Oxiana's nearby Golden Grove Operations, providing the opportunity for significant savings in operating costs for a re-commissioned operation.

In June 2004, Gindalbie quoted JORC compliant reserves for the project of 16,300 ounces at a gold price of A$512-535/ounce. More recent resource optimisations at a gold price of A$700/ounce indicate potentially recoverable resources of 146,000 ounces which would generate a cash flow of some A$23 million (using June 2004 costs).

The terms of the acquisition include a $2.5 million cash payment on settlement of the transaction, a further $2.5 million 6 months after settlement, and $5 million 12 months after settlement, payable either in cash or Monarch shares or a combination of both. The acquisition excludes the iron ore rights to the Minjar ground, which will be retained by Gindalbie.

Monarch's Chairman, Michael Kiernan, said the acquisition represented a significant growth step, opening up a new strategic front for the Company as the basis for a potential second gold exploration and production centre, consistent with our objective to build the Company into a substantial Australian gold company.

"The acquisition includes a substantial resource base, an existing treatment facility offering the potential to re-commence production in the near term, and a highly prospective tenement package," he added. Monarch has already identified numerous targets during due diligence and proposes to commence drilling as soon as possible.

"Our focus at Minjar will be to adopt a similar strategy to that currently being pursued at Davyhurst/Siberia, namely to re-evaluate existing resources and commence exploration targeting additional ore feed for the mill, with a view to re-commencing production as soon as possible," he added.

Monarch recently announced a strategic review of a number of existing resources within the 2 million ounce resource inventory at the Davyhurst/Siberia Project, together with the commencement of exploration drilling at key deposits.

The Company has previously announced a share purchase plan offer, which closes on 12 April 2006 (with the directors having the right to place any shortfall). This is expected to raise additional funds which will be used to underpin Monarch's exploration and acquisition objectives.

-ENDS-

Released by:
Jan Hope/Nicholas Read
Jan Hope & Partners
Telephone: (+61-8) 9388-1474

On behalf of:
Monarch Resources Limited
John Davis – Managing Director
Telephone: (+61-8) 9481-6422
Web: www.mrl.net.au

COMPETENT PERSON'S STATEMENT

So far as it relates to ore and mineralisation, this report is based on information compiled by Mr John Davis, who is a Member of the Australian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists Mr Davis has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking, to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves. Mr Davis is a full time employee of the Company. This report accurately reflects the information compiled by Mr Davis. Mr Davis has consented to the inclusion of this information in the form and context in which it appears in this report.

BACKGROUND INFORMATION

Monarch Resources Ltd (ASX: MRS) is an Australian gold company which, through a combination of acquisition and corporate activity during 2005, has established a dominant position in the prolific gold belts to the north west of Kalgoorlie including a resource base in excess of 2 million ounces and a centrally located gold treatment facility.

Monarch acquired the Davyhurst Gold Project for $5 million in November 2005, comprising an 808,000oz resource base, 841sq km tenement package and a 1.2mtpa gold processing facility. The Davyhurst Project is located within the Davyhurst-Mt Ida greenstone belt, which hosts the Zuleika Shear and Ida Fault – structures which reportedly control signifcant gold endowment. Historically, the Davyhurst field has produced some 1.15 million ounces since 1897.

Subsequently, in early 2006, it completed a merger with Siberia Mining Corporation Limited, resulting in the strategic consolidation of the nearby Siberia and Ida Gold Camp deposits within the enlarged Monarch.

Siberia's assets included a 1.4 million ounce resource base, a 1,250sq km exploration portfolio representing the largest Australian-controlled ground position in the Kalgoorlie region, and several projects with near-term production potential. The 35km long Siberia Gold Belt is a geological contact that hosts the high-grade Siberia Gold Camp deposits (comprising resources in excess of 750,000oz at Missouri, Sand King, Invincible and Black Rabbit). Much of this gold belt is obscured by thin cover and remains untested.

Monarch's focus is to build a significant independent Australian gold exploration and production company with an annual production of 500,000 ounces by advancing these Northeastern Goldfields assets towards production as rapidly as possible, with the initial focus over the next 12 months on a comprehensive exploration program to build a minimum 3-year reserve position prior to re-commissioning the Davyhurst mill.

In addition, Monarch will draw on its depth of technical, financial and corporate expertise to target additional growth opportunities in the current strong environment for gold companies.

-ENDS-

Released by:
Jan Hope/Nicholas Read
Jan Hope & Partners
Telephone: (+61-8) 9388-1474

On behalf of:
Monarch Resources Limited
John Davis – Managing Director
Telephone: (+61-8) 9481-6422
Web: www.mrl.net.au

PENINSULA MINERALS LIMITED
ABN 67 062 409 303

31 ORD STREET WEST PERTH 6005
PO BOX 781 WEST PERTH WA 6872

TELEPHONE +61 8 9420 9333
FACSIMILE +61 8 9321 2477

06 April 2006

Companies Announcement Office
Via Electronic Lodgement

TUMBY BAY TALC
PROJECT SOUTH AUSTRALIA

Peninsula Minerals Limited **("the Company")** is pleased to announce that it has entered into an Option, Farm-In and Joint Venture agreement **("the Agreement")** with Luzenac Australia Pty Ltd **("Luzenac")**, a wholly owned subsidiary of Rio Tinto Limited and the world's leading talc producer. This continues the strategy of the Company in identifying prospective mineral regions and attracting major corporations to undertake exploration.

HIGHLIGHTS

- The Luzenac Group is the world's leading talc producer with mines and processing plants in Europe, USA, Canada, Mexico and the Asia-Pacific
- Luzenac Australia Pty Ltd, a wholly owned subsidiary of Rio Tinto Limited, can earn;
  - up to 70% by spending a cumulative $1m within 48 months, and
  - up to 90% by spending an additional $500,000 within a further 24 months,

  in EL 3235 encompassing the Tumby Bay talc deposit in South Australia.
- Peninsula can elect to convert its equity to a 1.5% NSR.

Overview

Under the terms of the Agreement, Resource and Capital Management (**"RCMSA"**), a wholly owned subsidiary of the Company, has subject to the fulfilment of certain conditions precedent, granted to Luzenac the right to farm-in to the Project Area through the fulfilment of certain work and expenditure obligations and upon completion of these farm-in obligations, RCMSA and Luzenac will form an unincorporated joint venture for the purpose of conducting further exploration, development and mining within the Project Area. Luzenac has a 12-month exclusive Option to explore the Project Area, by incurring a minimum expenditure of $100,000 before withdrawal. Luzenac can earn an initial 70% participating interest in the Project Area by spending $0.9 million within a 36 month period from the date it elects to Farm-in (**"Stage 1 Commencement Date**"). During this Farm-In period Luzenac will sole fund and manage the exploration activities within the Project Area. Luzenac can further elect to earn up to a 90% interest by sole funding future joint venture expenditure of $500,000 within an additional 24 month period.

The Company is of the view that the Project Area is highly prospective for large talc deposits and that future exploration and development of the project would be best undertaken by a partner who is a major participant in the niche talc industry. To this end the Company is delighted to announce the Agreement with Luzenac, who supply over 25% of the talc consumed worldwide.

Luzenac

Luzenac is the world's leading talc producer with over 30 mines and processing plants in Europe, USA, Canada, Mexico and Asia-Pacific, producing, shipping and selling in excess of 1.4 million tonnes of talc each year. Since 1988 Luzenac has been a wholly owned subsidiary of Rio Tinto, one of the worlds leading mining companies.

The Project Area - Tumby Bay

The Project Area lies within two parallel north-easterly trending structures located 14km northeast of the town of Tumby Bay (refer Annexure A). Tumby Bay is located on the Eyre Peninsula, historically one of the three main localities for talc in South Australia. Mining of these deposits was almost continuous from 1910 to 1956, and then intermittently until 1980 with some 12,000 tonnes of talc production recorded.

Talc the Mineral

Talc is the softest rock in the world. The term talc covers over 500 products, each distinct in nature depending on the proportion of by-minerals they contain and by their properties. Talc is usually associated with chlorite schists, serpentine, dolomite, and other metamorphic rocks.

Present annual world talc production is approximately 5.5 million tonnes, extracted from some 250 deposits around the world, mostly through open-pit mines. Used in a wide range of industries, talc is particularly important in paper, paints, plastics, ceramics, personal care, foodstuffs and in a myriad of other products and processes such as adhesives, asphalt, fertilisers, foundry applications, pesticides, putties, tanneries, roofing felts and wood-plastic timber.

Key Terms of the Agreement

- RCMSA grants to Luzenac the sole and exclusive right to explore the Project Area for minerals during the option period of 12 months at Luzenac's sole cost and risk.

- Luzenac agrees to incur expenditure of no less than $100,000 on obtaining access and exploring for minerals within the Project Area during the initial 12 month option period.

- Luzenac has the right to earn up to a 70% participating interest by sole funding a cumulative total of $1,000,000 within 36 months of the Stage 1 Commencement Date. Should at this point RCMSA elect not to contribute to joint venture expenditure in accordance with its participating interest, Luzenac can elect to earn up to a 90% participating interest by sole funding the joint venture expenditure of $500,000 within a further 24 month period

- In the event that RCMSA's participating interest is diluted to 10% or less, RCMSA can elect to convert its participating interest into a net smelter royalty calculated at 1.5% of gross revenue less deductions for various stipulated costs paid by Luzenac in relation to product sold.

- During the Option and Farm-In period Luzenac must maintain the tenement in good standing.

- At various stages RCMSA can elect to commence contributing to joint venture expenditure in sufficient amounts so as to maintain its participating interest in the Project Area.

Having reached an agreement to farm out Tumby Bay to talc industry leader Luzenac, the Company is now in a position, through Luzenac's vast and specialised industry experience, to best exploit the Project Area.

Other Projects – Uranium Access Agreement (Minotaur and Toro Energy Limited)

On 2 February the Company announced a joint venture agreement **("Uranium Access Agreement")** with Minotaur and Toro Energy Limited **("Toro")**, a company that has amalgamated the uranium interests of both Minotaur and Oxiana Limited. Under the terms of the agreement the Company, through RCMSA, has granted Toro the uranium exploration rights to the Iron Baron and Roopena tenements **("Roopena Joint Venture")** and the Gibraltar and Partridge Range tenements **("Gibraltar Joint Venture")**, which are situated in the Gawler Craton of South Australia, one of the world's most prospective uranium regions. Toro can earn up to 70% in the Roopena Joint Venture and Gibraltar Joint Venture tenements by spending $2 million within a 48 month period.

A condition precedent of the Uranium Access Agreement was that Toro become listed on the Australian Stock Exchange **("ASX)** on or before 30 June 2006. Toro listed on the ASX on 24 March 2006 following the early closure of its $18 million Initial Public Offering which attracted applications for approximately $64 million worth of shares.

As per Minotaur's announcement on the day of Toro's listing, Toro expects to drill its first exploration holes as early as the second quarter of 2006.

For and on behalf of the board



Malcolm James
Chairman

For further information, please contact either Doug Goodall or Jonathan Whyte on 08 9420 9333 during normal business hours.

Annexure A -Tumby Bay Project Area.
(EL 3235 External Boundaries Delineated)


CONSERVATION PARK
Nature Conservation Reserve
Freehold Land other than Aboriginal Land
EL3235
SG6011/98
Barngarla Native Title Claim
ENINSULA
Ungarra
Warratta Vale
TUMBY BAY
RIO TINTO EXPLORATION
COMMERCIAL
TUMBY BAY TENEMENT LOCATION EL3235
Author : Dave Palmer
Datum : Lat / Long (MGA94)
Date : Feb 2005
Scale : 250 000
File Name/Path :65 Commercial\Cartography\Plans\WAp46233